Exhibit 23(b)

Consent of Independent Registered Public Accountant

The Board of Directors
City National Corporation:

We consent to the use of our reports dated March 6, 2006, with respect to the consolidated balance sheets of City National Corporation and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2005, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, and the effectiveness of internal control over financial reporting as of December 31, 2005, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the joint proxy statement-prospectus.

/s/ KPMG LLP
Los Angeles, California
January 3, 2007